November 12, 2002

Dear Shareholder:

I am pleased to advise you that STG OMS Acquisition Corp., an indirect wholly owned subsidiary of Symphony Technology II-A, L.P., has commenced a cash tender offer to purchase all outstanding shares of Industri-Matematik International Corp. Common Stock for $.35 per share. The offer is conditioned upon, among other things, a minimum of 65% of the shares of Industri-Matematik Common Stock being tendered in the offer and not withdrawn. The offer, if completed, is to be followed by a merger in which each share of Industri-Matematik Common Stock not purchased in the offer, subject to certain provisions of Delaware law, will be converted into the right to receive the same amount of cash that is being paid per share in the offer.

Your Board of Directors has determined that the merger is fair to, and in the best interest of, the shareholders of Industri-Matematik and has recommended that the shareholders of Industri-Matematik tender their shares of Industri-Matematik Common Stock in the offer and vote to adopt the Agreement and Plan of Merger at any meeting of shareholders that may be called to consider such adoption.

In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the current financial condition and prospects of the Company and the written opinion of Broadview International LLC to your Board of Directors, dated November 2, 2002, that, as of such date, and based upon and subject to the assumptions and limitations set forth in the opinion, the consideration to be received by the Company’s shareholders in the transaction was fair from a financial point of view to such shareholders. A copy of the opinion, which sets forth the assumptions made, procedures followed, and matters considered in rendering the opinion, can be found in Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed are the Offer to Purchase, Letter of Transmittal, and related documents. These documents set forth the terms and conditions of the offer and the merger and provide information on how to tender your shares of Industri-Matematik Common Stock. Attached is a Schedule 14D-9 which describes in more detail the reasons for your Board of Director’s conclusions and contains other information relating to the offer. We urge you to consider this information carefully.

Very truly yours,

Lin Johnstone
President and Chief Executive and Officer